DAVIS POLK & WARDWELL

1300 I STREET, N.W.
WASHINGTON, D.C. 20005

1600 EL CAMINO REAL
MENLO PARK, CA 94025

99 GRESHAM STREET
LONDON EC2V 7NG

15, AVENUE MATIGNON
75008 PARIS

450 LEXINGTON AVENUE
NEW YORK, N.Y. 10017
212 450 4000
FAX 212 450 3800

WRITER'S DIRECT

212 450 5691
luis.martos@dpw.com

MESSETURM
60308 FRANKFURT AM MAIN

[redacted]SENADA, 2
ESPAÑA

ONGI
106-6033

3A CHATER ROAD
HONG KONG

File No. 82-4939

March 25, 2008

Re: Grupo Ferrovial, S.A. — Information Furnished Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549

Ladies and Gentlemen:

On behalf of Grupo Ferrovial, S.A. (the "Company") and in connection with the Company's exemption from Section 12(g) of the Securities and Exchange Act of 1934 granted under Rule 12g3-2(b) thereunder, we hereby furnish to the Securities and Exchange Commission (the "Commission") the following :

- Grupo Ferrovial's financial results corresponding to the second semester of 2007, together with a pdf presentation, filed with the CNMV on February 26, 2008.

If you have any questions, please do not hesitate to contact me at 212- 450-5691. Please stamp the enclosed copy of this letter and return it to our messenger, who has been instructed to wait.

Best regards,

Luis Martos/mel

Luis Martos
Legal Assistant

Attachments
By Hand Delivery

dw 3/28

GENERAL	VERSION 5.1.3

Security reference

INFORMATION ABOUT:

PERIOD Second half **Year** 2007

I. IDENTIFICATION DETAILS OF ISSUER

Company name: GRUPO FERROVIAL, S.A.

Domicile: CALLE PRINCIPE DE VERGARA, 135 - 28002 MADRID

Tax ID Number: A-28606556

Persons who assume responsibility for this information, the posts they occupy and identification of their powers or faculties by virtue of which they represent the company:
Nicolás Villén Jiménez, Chief Financial Officer, by means of a power of attorney certified by the notary Antonio del Moral Castro on 15 February 1993 in Madrid with protocol no. 394 and registered at the Mercantile Register on 18 February 1993.

CONTENTS OF HALF-YEARLY REPORT

			Parent company	Consolidated
I. Identification details of issuer	0010		X	
II. Change in consolidated group	0020			X
III. Basis of presentation and valuation standards	0030		X	X
IV. Balance sheet (*)	0040		X	X
V. Income statement (*)	0050		X	X
VI. Comparative consolidated balance sheet	0060			
VII. Breakdown of net revenue by activity	0070		X	X
VIII. Number of employees	0080		X	X
IX. Business performance	0090		X	X
X. Issues, redemptions and cancellation of debt securities	0100		X	X
XI. Dividends distributed	0110		X	
XII. Significant events	0120		X	X
XIII. Annex explaining significant events	0130		X	X
XIV. Related-party transactions	0140		X	X
XV. Special auditors' report	0150			

(*) The consolidated balance sheet and income statement are completed according to current legislation.

II. CHANGES IN THE COMPANIES THAT MAKE UP THE CONSOLIDATED GROUP (1)

The main changes in the scope of consolidation in 2007 were as follows:

Airports business:

In February 2007, Ferrovial Aeropuertos, S.A. sold its stake in the company owning the rights to Sydney Airport (20.9% of the latter's capital).

In June 2007, BAA plc, a subsidiary of Ferrovial Infraestructuras, S.A., sold its 75% of Budapest airport, and in November 2007 it sold certain minority stakes it held in Australian airports.

Toll Road and Car Park business:

The company SH-130 Concession Company LLC was incorporated, in which Grupo Ferrovial subsidiary Cintra S.A. has a 65% stake. That company will manage the project awarded to the aforementioned subsidiary to operate a toll road in Texas (USA); the project represents an investment of approximately 1.3 billion US dollars.

The company Eurolink Motorway Operation (M3) Ltd. was incorporated; Cintra, S.A. has a 95% stake. That company will manage the M3 toll road in Ireland.

The concession contract for the construction and operation of the Nea Odos, S.A. toll road in Greece (in which Cintra, S.A. has a 33.34% stake) was signed in December 2006. That company has been proportionately consolidated since August 2007.

In December 2007, Grupo Ferrovial, S.A. acquired a 3% stake in its subsidiary, Cintra, S.A.; as a result, its direct and indirect holding in the company at year-end was 65.03%.

Other businesses:

In September 2007, the company invested 125 million euro in Promociones Hábitat, S.A., equivalent to 20% of its capital. The investment is the result of an agreement made by Ferrovial to sell its real estate division to Promociones Hábitat in December 2006.

III. BASIS OF PRESENTATION AND CONSOLIDATION PRINCIPLES

(The financial and accounting data and information included in this periodic public information statement must apply the principles, valuation standards and accounting criteria envisaged in the current regulations regarding the financial and accounting information to be included in the annual accounts and interim financial statements of the sector to which the company belongs. If, exceptionally, the generally accepted accounting principles and criteria required by the corresponding regulation in force are not applied to the attached data and information, this fact and the reasons behind it must be sufficiently explained, and the impact of their non-application on the net worth, financial position and results of the company or its consolidated group must be disclosed. With a similar scope as above, any changes that may have occurred in the accounting criteria used to prepare the attached information with respect to the latest audited annual financial statements must also be disclosed and discussed. If the same accounting principles, criteria and policies have been applied as in the latest annual financial statements, and if they are in accordance with the accounting regulations in force regarding the entity, indicate this expressly. If, in accordance with the applicable standards, there are adjustments and/or restatements in the previous period due to changes in accounting policies, error corrections or changes in the classification of items, the necessary quantitative and qualitative information must be included in this section in order to understand the adjustments and/or restatements.)

Principles and criteria applied

The same principles and criteria as in the 2006 financial statements were applied in the parent company's financial information.

The consolidated financial information was drafted under the IFRS approved by the European Union (IFRS EU) at year-end:

The main criteria used in applying those rules are as follows:

- The company has decided to apply the following allowed alternatives under IFRS:

a. Valuation of property, plant and equipment and intangible assets at historical cost, capitalising financial expenses during the construction period.
b. Jointly-controlled companies and existing joint ventures are proportionately consolidated. These criteria were also applied in 2006.

Effective 1 January 2007, the Company has revised its method for estimating the use of the economic benefits from assets under toll road concession contracts for the purposes of depreciation; whereas it previously applied straight-line depreciation, it now applies an increasing method based on estimates of traffic over the concession period. This change was adopted prospectively in 2007, without modifying the information from previous years.

The change in approach for 2007 reduced depreciation by 81 million euro and increased net income attributable to the majority shareholders by 23 million euro.

In accordance with IFRS 3, paragraph 62, comparative information from 2006 regarding the business combination consisting of the acquisition of BAA Group has been restated. In accordance with IFRS 3, the initial method of accounting for this acquisition during the twelve months following the acquisition date was revised in 2007, leading to changes detailed in note 5 relating to Goodwill and Acquisitions in section 5.1 which described the revision of the aforementioned acquisition of the BAA Group.

In the Cash Flow Statement, financial interest received has been reclassified as investment flow (previously financing flow), and the corresponding 2006 figures have been restated for comparison purposes.

Comparability:

The consolidated financial information for 2006 was restated as indicated above.

IV. PARENT COMPANY BALANCE SHEET

(thousand euro)

	ASSETS		Current year	Previous year
A)	**DUE FROM SHAREHOLDERS FOR UNCALLED CAPITAL**	**0200**	0	0
I.	**Start-up expenses**	**0210**	0	0
II.	**Intangible assets**	**0220**	**222**	**443**
II.1.	Rights on leased assets	0221	222	443
II.2.	Other intangible assets	0222		
III.	**Tangible fixed assets**	**0230**	11,097	9,700
IV.	**Long-term financial investments**	**0240**	3,899,219	3,232,891
V.	**Own shares held for the long term**	**0250**		
VI.	**Long-term trade receivables**	**0255**		
B)	**FIXED ASSETS (2)**	**0260**	**3,910,538**	**3,243,034**
C)	**DEFERRED CHARGES (3)**	**0280**		6
I.	**Due from shareholders for called capital**	**0290**		
II.	**Inventories**	**0300**	1,021	602
III.	**Accounts receivable**	**0310**	92,408	47,043
IV.	**Short-term financial investments**	**0320**	1,077,170	2,090,680
V.	**Own shares held for the short term**	**0330**		
VI.	**Cash**	**0340**	727	40,796
VII.	**Accrual adjustments**	**0350**	801	333
D)	**CURRENT ASSETS**	**0360**	**1,172,127**	**2,179,454**
	TOTAL ASSETS (A + B + C + D)	**0370**	**5,082,665**	**5,422,494**

x	LIABILITIES		Current year	Previous year
I.	**Subscribed capital**	**0500**	140,265	140,265
II.	**Reserves**	**0510**	2,206,697	887,848
III.	**Prior years' results**	**0520**		
IV.	**Period results**	**0530**	59,104	1,459,114
V.	**Interim dividends paid in the year**	**0550**	-53,301	-47,690
A)	**SHAREHOLDERS' EQUITY**	**0560**	**2,352,765**	**2,439,537**
B)	**DEFERRED REVENUES (4)**	**0590**		
C)	**PROVISIONS FOR CONTINGENCIES AND EXPENSES**	**0600**	189,175	5,999
I.	**Issue of bonds and other marketable securities**	**0610**		
II.	**Payable to credit institutions**	**0615**	593,692	697,597
III.	**Payable to group and associated companies**	**0620**	111,853	0
IV.	**Long-term trade payables**	**0625**		
V.	**Other long-term payables**	**0630**	1	63,524
D)	**LONG-TERM DEBT**	**0640**	**705,546**	**761,121**
I.	**Issue of bonds and other marketable securities**	**0650**		
II.	**Payable to credit institutions**	**0655**	105,003	309,639
III.	**Payable to group and associated companies**	**0660**	1,595,596	1,683,136
IV.	**Trade payables**	**0665**	12,884	20,086
V.	**Other short-term payables**	**0670**	121,225	202,419
VI.	**Accrual adjustments**	**0680**	2	88
E)	**CURRENT LIABILITIES (5)**	**0690**	**1,834,710**	**2,215,368**
F)	**PROVISIONS FOR SHORT-TERM CONTINGENCIES AND EXPENSES**	**0695**	469	469
	TOTAL LIABILITIES (A + B + C + D + E + F)	**0700**	**5,082,665**	**5,422,494**

V. PARENT COMPANY INCOME STATEMENT

(thousand euro)

			Current year		Previous year	
			Amount	%	Amount	%
+	Net revenues (6)	0800	76,908	100.00%	66,719	100.00%
+	Other revenues (7)	0810	32	0.04%	28	0.04%
+/-	Change in finished product and product-in-process inventories	0820	0	0.00%	0	0.00%
=	**TOTAL PRODUCTION VALUE**	0830	**76,940**	100.04%	**66,747**	100.04%
-	Net purchases	0840	-1,779	-2.31%	-1,464	-2.19%
+/-	Change in merchandise, raw material and other consumable inventories	0850	104	0.14%	118	0.18%
-	External and operating expenses (8)	0860	-39,094	-50.83%	-45,046	-67.52%
=	**ADJUSTED ADDED VALUE**	0870	**36,171**	47.03%	**20,355**	30.51%
+/-	Other expenses and revenues (9)	0880	0	0.00%	0	0.00%
-	Personnel expenses	0890	-35,500	-46.16%	-29,489	-44.20%
=	**GROSS OPERATING PROFIT**	0900	**671**	0.87%	**-9,134**	-13.69%
-	Depreciation and amortization	0910	-1,964	-2.55%	-1,414	-2.12%
-	Reversion Fund provision	0915		0.00%		0.00%
+/-	Change in working capital provisions (10)	0920		0.00%	8,229	12.33%
=	**NET OPERATING PROFIT**	0930	**-1,293**	-1.68%	**-2,319**	-3.48%
+	Financial revenues	0940	313,482	407.61%	390,893	585.88%
-	Financial expenses	0950	-109,810	-142.78%	-75,636	-113.37%
+	Capitalised interest and exchange differences	0960	-2	0.00%	0	0.00%
+/-	Amortisation and financial provisions (11)	0970	-62,990	-81.90%	0	0.00%
=	**PROFIT ON ORDINARY ACTIVITIES**	1020	**139,387**	181.24%	**312,938**	469.04%
+/-	Results from intangible and tangible fixed assets and control portfolio (12)	1021	4	0.01%	1,333,816	1999.15%
+/-	Change in provisions for intangible and tangible fixed assets and control portfolio (13)	1023	-156,100	-202.97%	-4,408	-6.61%
+/-	Results from transactions with own shares and bonds (14)	1025	-98	-0.13%	0	0.00%
+/-	Prior years' results (15)	1026		0.00%		0.00%
+/-	Other extraordinary items (16)	1030		0.00%	-58	-0.09%
=	**PROFIT BEFORE TAXES**	1040	**-16,807**	-21.85%	**1,642,288**	2461.50%
+/-	Corporate income taxes	1042	75,911	98.70%	-183,174	-274.55%
=	**PERIOD PROFIT**	1044	**59,104**	76.85%	**1,459,114**	2186.95%

IV. CONSOLIDATED GROUP BALANCE SHEET (SPANISH GAAP)

(thousand euro)

	ASSETS		Current year	Previous year
A)	DUE FROM SHAREHOLDERS FOR UNCALLED CAPITAL	1200		
I.	Start-up expenses	1210		
II.	Intangible assets	1220		
II.1.	Rights on leased assets	1221		
II.2.	Other intangible assets	1222		
III.	Tangible fixed assets	1230		
IV.	Long-term financial investments	1240		
V.	Controlling company shares held for the long term	1250		
VI.	Long-term trade receivables	1255		
B)	FIXED ASSETS (2)	1260		
C)	GOODWILL IN CONSOLIDATION (3)	1270		
D)	DEFERRED CHARGES (4)	1280		
I.	Due from shareholders for called capital	1290		
II.	Inventories	1300		
III.	Accounts receivable	1310		
IV.	Short-term financial investments	1320		
V.	Controlling company shares held for the short term	1330		
VI.	Cash	1340		
VII.	Accrual adjustments	1350		
E)	CURRENT ASSETS	1360		
	TOTAL ASSETS (A + B + C + D + E)	1370		

	LIABILITIES		Current year	Previous year
I.	Subscribed capital	1500		
II.	Reserves at controlling company	1510		
III.	Reserves at consolidated companies (17)	1520		
IV.	Translation differences (18)	1530		
V.	Results attributed to controlling company	1540		
VI.	Interim dividends paid in the year	1550		
A)	SHAREHOLDERS' EQUITY	1560		
B)	MINORITY INTERESTS	1570		
C)	NEGATIVE DIFFERENCE IN CONSOLIDATION	1580		
D)	DEFERRED REVENUES (3)	1590		
E)	PROVISIONS FOR CONTINGENCIES AND EXPENSES	1600		
I.	Issue of bonds and other marketable securities	1610		
II.	Payable to credit institutions	1615		
III.	Long-term trade payables	1625		
IV.	Other long-term payables	1630		
F)	LONG-TERM DEBT	1640		
I.	Issue of bonds and other marketable securities	1650		
II.	Payable to credit institutions	1655		
III.	Trade payables	1665		
IV.	Other short-term payables	1670		
V.	Accrual adjustments	1680		
G)	CURRENT LIABILITIES (4)	1690		
H)	PROVISIONS FOR SHORT-TERM CONTINGENCIES AND EXPENSES	1695		
	TOTAL LIABILITIES (A + B + C + D + E + F + G + H)	1700		

V. CONSOLIDATED GROUP INCOME STATEMENT (SPANISH GAAP)

(thousand euro)

			Current year		Previous year	
			Amount	%	Amount	%
+	Net revenues (6)	1800				
+	Other revenues (7)	1810				
+/-	Change in finished product and product-in-process inventories	1820				
=	TOTAL PRODUCTION VALUE	1830				
-	Net purchases	1840				
+/-	Change in merchandise, raw material and other consumable inventories	1850				
-	External and operating expenses (8)	1860				
=	ADJUSTED ADDED VALUE	1870				
+/-	Other expenses and revenues (9)	1880				
-	Personnel expenses	1890				
=	GROSS OPERATING PROFIT	1900				
-	Depreciation and amortization	1910				
-	Reversion Fund provision	1915				
+/-	Change in working capital provisions (10)	1920				
=	NET OPERATING PROFIT	1930				
+	Financial revenues	1940				
-	Financial expenses	1950				
+	Capitalized interest and exchange differences	1960				
+/-	Amortization and financial provisions (11)	1970				
+/-	Translation differences (19)	1980				
+/-	Results at equity-accounted affiliates	1990				
-	Amortization of goodwill in consolidation	2000				
+	Reversal of negative differences in consolidation	2010				
=	PROFIT ON ORDINARY ACTIVITIES	2020				
+/-	Results from intangible and tangible fixed assets and control portfolio (12)	2021				
+/-	Change in provisions for intangible and tangible fixed assets and control portfolio (13)	2023				
+/-	Results from transactions with own shares and bonds (14)	2025				
+/-	Prior years' results (15)	2026				
+/-	Other extraordinary items (16)	2030				
=	PROFIT BEFORE TAXES	2040				
+/-	Corporate income tax	2042				
=	PERIOD PROFIT	2044				
+/-	Profit attributed to minority interests	2050				
=	PERIOD PROFIT ATTRIBUTED TO CONTROLLING COMPANY	2060				

IV. CONSOLIDATED BALANCE SHEET (UNDER THE ADOPTED IFRS)

			Current year	Previous year
I.	Property, plant & equipment	4000	784,840	753,558
II.	Investment properties	4010	0	0
III.	Goodwill	4020	7,241,644	8,482,634
IV.	Other intangible assets	4030	160,322	179,398
V.	Non-current financial assets	4040	2,417,633	1,945,475
VI.	Investments accounted for using the equity method	4050	102,077	82,021
VII.	Biological assets	4060		0
VIII.	Deferred tax assets	4070	1,033,745	739,032
IX.	Other non-current assets	4080	31,179,499	32,196,425
A)	NON-CURRENT ASSETS	4090	42,919,760	44,378,543
I.	Biological assets	4100		
II.	Inventories	4110	495,744	383,373
III.	Trade and other receivables	4120	4,617,331	5,305,416
IV.	Other current financial assets	4140	0	0
V.	Current income tax assets	4150	155,898	148,137
VI.	Other current assets	4160	6,035	29,690
VII.	Cash & cash equivalents	4170	2,294,336	2,399,242
	Subtotal current assets	4180	7,569,344	8,265,858
VIII.	Non-current assets held for sale and discontinued operations	4190	1,095,847	2,147,118
B)	CURRENT ASSETS	4195	8,665,191	10,412,976
	TOTAL ASSETS (A + B)	4200	51,584,951	54,791,519

	LIABILITIES AND EQUITY		Current year	Previous year
I.	Capital	4210	140,265	140,263
II.	Other reserves (20)	4220	3,164,745	1,820,633
III.	Retained earnings (21)	4230	733,661	1,425,741
IV.	Other equity instruments	4235	0	0
V.	Minus: Treasury shares	4240	-21,390	-2,692
VI.	Foreign exchange gains	4250	-53,522	124,955
VII.	Other measurement adjustments	4260	0	42,977
VIII.	Revaluation reserves for non-current assets held for sale and discontinued operations	4265	0	
IX.	Minus: Interim dividends	4270	-53,301	-47,690
	EQUITY ATTRIBUTABLE TO EQUITY HOLDERS OF THE PARENT	4280	3,910,458	3,504,187
X.	Minority interest	4290	2,936,381	3,157,929
A)	EQUITY	4300	6,846,839	6,662,116
I.	Issue of bonds and other marketable securities	4310	13,627,634	12,569,294
II.	Payable to credit institutions	4320	18,006,146	20,138,321
III.	Other financial payables	4330	0	0
IV.	Deferred tax liabilities	4340	3,138,569	3,485,715
V.	Provisions	4350	510,031	949,757
VI.	Other non-current liabilities (22)	4360	1,340,564	824,502
B)	NON-CURRENT LIABILITIES	4370	36,622,944	37,967,589
I.	Issue of bonds and other marketable securities	4380	107,594	981,635
II.	Payable to credit institutions	4390	1,118,783	1,856,672
III.	Trade and other payables	4400	5,678,256	6,277,128
IV.	Other financial liabilities	4410	0	116
V.	Provisions	4420	510,099	424,790
VI.	Current income tax liabilities	4430	308,820	413,690
VII.	Other current liabilities	4440	29,094	22,296
	Subtotal current liabilities	4450	7,752,646	9,976,327
VIII.	Liabilities directly associated with non-current assets held for sale and discontinued operations	4465	362,522	185,487
C)	CURRENT LIABILITIES	4470	8,115,168	10,161,814
	TOTAL LIABILITIES AND EQUITY (A + B + C)	4480	51,584,951	54,791,519

V. CONSOLIDATED GROUP INCOME STATEMENT (UNDER THE ADOPTED IFRS)

(thousand euro)

			Current year		Previous year	
			Amount	%	Amount	%
+	Net revenue	4500	14,630,005	100.00%	12,354,580	100.00%
+	Other revenue	4510	26,781	0.18%	16,224	0.13%
+/-	Changes in inventories of finished goods and work in progress	4520	93,491	0.64%	65,402	0.53%
-	Cost of sales	4530	-4,018,180	-27.47%	-3,735,070	-30.23%
-	Staff costs	4540	-3,792,832	-25.93%	-3,141,177	-25.43%
-	Depreciation & amortisation	4550	-1,132,639	-7.74%	-762,207	-6.17%
-	Other expenses	4560	-3,895,241	-26.63%	-3,338,618	-27.02%
=	OPERATING PROFIT/LOSS	4570	**1,911,385**	13.06%	**1,459,134**	11.81%
+	Interest revenue	4580	296,844	2.03%	257,364	2.08%
-	Finance costs	4590	-2,140,635	-14.63%	-1,505,450	-12.19%
+/-	Net exchange differences	4600	-484	0.00%	-4,747	-0.04%
+/-	Net gains/losses on financial instruments at fair value	4610	-57,179	-0.39%	20,764	0.17%
+/-	Net gains/losses on non-financial assets at fair value	4620		0.00%		0.00%
+/-	Net gains/losses on impairment/release of impairment of assets	4630		0.00%		0.00%
+/-	Share of results from associated companies and joint ventures accounted for by the equity method	4640	-110,809	-0.76%	28,532	0.23%
+/-	Net gains/losses on the disposal of non-current assets or measurement of non-current assets held for sale not included in discontinued operations	4650		0.00%		0.00%
+/-	Other net gains/losses	4660	766,919	5.24%	422,248	3.42%
=	PROFIT/LOSS BEFORE TAXES FOR CONTINUED OPERATIONS	4680	**666,041**	4.55%	**677,845**	5.49%
+/-	Income tax expense	4690	171,780	1.17%	-171,282	-1.39%
=	PROFIT/LOSS FOR CONTINUED OPERATIONS	4700	**837,821**	5.73%	**506,563**	4.10%
+/-	Net profit/loss after taxes for discontinued operations (23)	4710		0.00%	873,356	7.07%
=	PROFIT/LOSS FOR THE PERIOD	4720	**837,821**	5.73%	**1,379,919**	11.17%
+/-	Minority interest	4730	-104,160	-0.71%	45,824	0.37%
=	PROFIT/LOSS ATTRIBUTABLE TO EQUITY HOLDERS OF THE PARENT	4740	**733,661**	5.01%	**1,425,743**	11.54%

VI. CONSOLIDATED BALANCE SHEET COMPARING SPANISH GAAP AND THE ADOPTED IFRS

(thousand euro)

	ASSETS		Opening balance in 2005 (IFRS)	Closing balance in 2004 (Spanish GAAP)
I.	Start-up expenses	5000		
II.	Property, plant & equipment	5010		
III.	Investment properties	5020		
IV.	Goodwill	5030		
V.	Other intangible assets	5040		
VI.	Non-current financial assets	5050		
VII.	Shares in the parent held for the long term	5060		
VIII.	Other non-current assets	5070		
A)	LONG-TERM/NON-CURRENT ASSETS	5080		
B)	DEFERRED CHARGES	5090		
I.	Inventories	5100		
II.	Trade and other receivables	5110		
III.	Other current financial assets	5120		
IV.	Shares in the parent held for the short term	5130		
V.	Other current assets	5140		
VI.	Cash & cash equivalents	5150		
	Subtotal	5160		
VII.	Non-current assets available for sale and discontinued operations	5170		
C)	CURRENT ASSETS	5175		
	TOTAL ASSETS (A + B + C)	5180		

	LIABILITIES		Opening balance in 2005 (IFRS)	Closing balance in 2004 (Spanish GAAP)
I.	Capital	5190		
II.	Reserves	5200		
	Of which: Adjustment against reserves due to transition to IFRS (*)	5210		
III.	Other equity instruments	5215		
IV.	Minus: Treasury shares	5220		
V.	Other measurement adjustments	5230		
VI.	Profit/loss for the year	5240		
VII.	Minus: Interim dividends	5250		
A)	SHAREHOLDERS' EQUITY (SPANISH GAAP)/EQUITY ATTRIBUTED TO EQUITY HOLDERS OF THE PARENT (IFRS)	5260		
B)	MINORITY INTEREST	5270		
	TOTAL EQUITY UNDER IFRS (A + B)	5280		
C)	NEGATIVE CONSOLIDATION DIFFERENCE	5290		
D)	DEFERRED REVENUE	5300		
I.	Issue of bonds and other marketable securities	5310		
II.	Payable to credit institutions	5320		
IV.	Provisions	5330		
V.	Other non-current liabilities	5340		
E)	LONG-TERM/NON-CURRENT LIABILITIES	5350		
I.	Issue of bonds and other marketable securities	5360		
II.	Payable to credit institutions	5370		
III.	Trade and other payables	5380		
IV.	Provisions	5390		
V.	Other current liabilities	5400		
	Subtotal	5410		
VI.	Liabilities directly associated with non-current assets available for sale and discontinued operations	5420		
F)	SHORT-TERM/CURRENT LIABILITIES	5425		
	TOTAL LIABILITIES AND EQUITY (A + B + C + D + E + F)	5430		

(*) Information line only. Figures should not be counted in the calculation of "Equity under IFRS".

VII. BREAKDOWN OF NET REVENUE BY ACTIVITY

(thousand euro)

ACTIVITY		PARENT COMPANY Current year	PARENT COMPANY Previous year	CONSOLIDATED Current year	CONSOLIDATED Previous year
Construction	**2100**	353	169	5,202,136	5,146,420
Infrastructure	**2105**			1,024,677	884,704
Real Estate	**2110**			3,859,245	2,046,052
Services	**2115**			15,381	3,006
Other	**2120**			4,619,047	4,300,024
	2125	76,555	66,550	-90,481	-25,626
	2130				
	2135				
	2140				
Completed construction pending certification (*)	**2145**				
Total net revenue	**2150**	**76,908**	**66,719**	**14,630,005**	**12,354,580**
Spanish market	**2160**	76,908	66,719	5,297,425	5,109,984
Exports to: European Union	**2170**			7,485,349	5,408,205
OECD countries	**2173**			1,406,263	1,390,794
Other countries	**2175**			440,968	445,597

(*) To be completed only by construction companies

VIII. AVERAGE NUMBER OF EMPLOYEES IN THE PERIOD

ACTIVITY		PARENT COMPANY Current year	PARENT COMPANY Previous year	CONSOLIDATED Current year	CONSOLIDATED Previous year
Total employees	**3000**	280	247	102,446	88,908

IX. BUSINESS PERFORMANCE

(In addition to complying with the instructions to complete this half-yearly information, the information to be included in this section must state the following items: revenue and the costs associated with that revenue; composition and analysis of the main transactions that generated any extraordinary items; comments on significant investments and divestments, explaining their effect on the company's working capital, especially cash flow; and sufficient explanation of the nature and effect of any items that led to a significant change in company revenue or profit in the current period with respect to those reported in the previous period. Companies that file the group's consolidated balance sheets and income statements under the adopted IFRS must provide detailed information on transactions that have had a significant impact on the financial position, earnings or equity of the company or its group as a result of impairment of assets or release of impairment, measurement of assets and liabilities at fair value, including derivatives and hedges, exchange differences, provisions, business combinations, "discontinued" operations or other transactions with a significant effect, and provide a description of material changes in "non-current assets held for sale and discontinued operations" and related liabilities, significant changes in the risk assumed and operations undertaken to mitigate it, and subsequent events which, though significant, have not been reflected in the financial information presented. Companies must clearly distinguish between comments on consolidated financial statements and, where appropriate, on parent company financial statements).

PDF attached.

The detail of the completed work pending certification requested in section VII on Breakdown of net revenue by activity is as follows.

CONSOLIDATED (thousand euro)

	Current year	Previous year
Completed Work Pending Certification	447,744	408,938

X.1. ISSUES, REDEMPTIONS OR CANCELLATIONS OF DEBT SECURITIES

(In this section, report itemised details of each issue, redemption or cancellation of debt securities undertaken since the beginning of the year by the reporting entity or, as appropriate, by any entity forming part of the consolidation scope, providing the information in the tables below for each issue, redemption or cancellation. That information must be provided separately, distinguishing between issues, redemptions and cancellations which, in connection with the issuance or placement of the securities, required the registration of a prospectus with a Competent Authority (24) of a European Union Member State and those which did not. In the case of issues, redemptions and cancellations by associated companies or any company other than the parent company, dependent companies or multigroup companies, only include such information insofar as the issue or cancellation is guaranteed, fully or partly, by the parent company or by any dependent or multigroup company. Issues or placements of securities in the money market (25) may be aggregated (26) by transaction type (27), as may issues by the same entity within the same country, provided that they have similar characteristics. If an issue, redemption or cancellation is instrumented through a "special purpose vehicle" (28), this fact must be expressly disclosed.)

Issuance, redemption or cancellation of debt securities whose issuance or placement required the registration of a prospectus with a Competent Authority (24) of the European Union

			Characteristics of the issue, redemption or cancellation of the debt securities									
Issuer	Relationship (29)	Country of domicile	Transaction (27)	ISIN (30)	Type of security	Date of issuance, redemp. or canc.	Outstanding balance	Yield	Maturity and form of repayment	Market(s) where listed	Credit rating	Collateral (31)

Issuance, redemption or cancellation of debt securities whose issuance or placement did not require the registration of a prospectus with a Competent Authority (24) of the European Union

			Characteristics of the issue, redemption or cancellation of the debt securities									
Issuer	Relationship (29)	Country of domicile	Transaction (27)	ISIN (30)	Type of security	Date of issuance, redemp. or canc.	Outstanding balance	Yield	Maturity and form of repayment	Market(s) where listed	Credit rating	Collateral (31)
407 International Inc.	Dependent	CANADA	Issues	35085ZAA4	Subordinated bond, Series 07-D1, floating rate	25/05/07	207,684,320	5.03	Bullet, 26-05-08	Canadian	BBB	Secured by all the assets of 407 International Inc. and subsidiaries
407 International Inc.	Dependent	CANADA	Issues	35085ZAN6	Senior bond, Series 07-A1, floating rate	25/05/07	51,921,080	4.98	Bullet, 26-05-08	Canadian	A	Secured by all the assets of 407 International Inc. and subsidiaries
407 International Inc.	Dependent	CANADA	Issues	35085ZAP1	Senior bond, Series 07-A2, fixed rate	04/10/07	432,675,666	4.90	Bullet, 04-10-10	Canadian	A	Secured by all the assets of 407 International Inc. and subsidiaries
407 International Inc.	Dependent	CANADA	Cancellations	350863AT3	Subordinated bond, Series 00-C1, fixed rate	15/06/07						
407 International Inc.	Dependent	CANADA	Cancellations	350863AQ9	Senior bond, Series 00-A3, fixed rate	17/12/07						
407 International Inc.	Dependent	CANADA	Cancellations	35085ZAN65	Senior bond, Series 06-A2, floating rate	23/11/07						
Talca Chillán Sociedad Concesionaria, S.A.	Dependent	CHILE	Reimbursements	N/A	Bond, fixed rate	20/09/07						
Tube Lines (Finance) Plc	Dependent	UNITED KINGDOM	Issues	N/A	A1 Notes	31/03/07	47,501	5.54	31/03/31	Irish Stock Exchange	AA	Secured by assets of Tube Lines PLC
Tube Lines (Finance) Plc	Dependent	UNITED KINGDOM	Issues	N/A	A1 Notes	01/07/07	49,523	5.54	31/03/31	Irish Stock Exchange	AA	Secured by assets of Tube Lines PLC
Tube Lines (Finance) Plc	Dependent	UNITED KINGDOM	Issues	N/A	A1 Notes	30/09/07	44,825	5.54	31/03/31	Irish Stock Exchange	AA	Secured by assets of Tube Lines PLC
Tube Lines (Finance) Plc	Dependent	UNITED KINGDOM	Issues	N/A	A1 Notes	31/12/07	47,248	5.54	31/03/31	Irish Stock Exchange	AA	Secured by assets of Tube Lines PLC
Tube Lines (Finance) Plc	Dependent	UNITED KINGDOM	Reimbursements	N/A	C Notes	31/03/07	-3,017	8.66	31/03/31	Irish Stock Exchange	BBB	Secured by assets of Tube Lines PLC
Tube Lines (Finance) Plc	Dependent	UNITED KINGDOM	Reimbursements	N/A	C Notes	30/09/07	-3,205	9.66	31/03/31	Irish Stock Exchange	BBB	Secured by assets of Tube Lines PLC
Amey Lagan Roads Financial Plc	Dependent	UNITED KINGDOM	Issues	N/A	Index-linked senior secured	13/12/07	122,423	2.27	13/12/37	N/A	AAA	Ambac

					bonds (interest plus inflation)							

X.2. ISSUES BY THIRD PARTIES COLLATERALISED BY THE GROUP

(In this section, report itemised details of each issue, redemption or cancellation of debt securities collateralised since the beginning of the year by the reporting entity or, as appropriate, by any entity forming part of the consolidation scope, other than issues or placements disclosed in section X.1 above, providing the information in the table below for each issue or placement. If the collateral was provided by an associated company or any consolidated company other than the parent company, dependent companies or multigroup companies, only include such information if the guarantee might have a material (32) impact on the consolidated financial statements. Issues or placements of securities in the money market (25) may be aggregated (26) by transaction type (27), as may issues by the same entity Within the same country, provided that they have similar characteristics. If an issue, redemption or cancellation is instrumented through a "special purpose vehicle" (28), this fact must be expressly disclosed.)

			Characteristics of the issue, redemption or cancellation of the debt securities									
Issuer	Relationship (29)	Country of domicile	Transaction (27)	ISIN (30)	Type of security	Date of issuance, redemp. or canc.	Outstanding balance	Yield	Maturity and form of repayment	Market(s) where listed	Credit rating	Collateral (31)

XI. DIVIDENDS DISTRIBUTED IN THE PERIOD:

(Include the dividends distributed from the start of the business year.)

		% of par value	Euro per share	Amount (thousand euro)
1. Ordinary shares	3100	104.0	1.04	145,875
2. Preference shares	3110			
3. Redeemable shares	3115			
4. Non-voting shares	3120			

Additional information about distributed dividends (interim, supplementary, etc.)
See Annex on following page (G-11b)

XII. SIGNIFICANT EVENTS (*)

			YES	NO
1.	Acquisitions or transfer of holdings in listed companies subject to mandatory disclosure in accordance with art. 53 of the Spanish Securities Market Law (5% and multiples)	3200	X	
2.	Acquisition of treasury stock subject to mandatory disclosure in accordance with additional provision 1 of the Spanish Corporations Law (1%)	3210		X
3.	Other significant increases and decreases in fixed assets (holdings of over 10% in unlisted companies, significant material investments or divestments, etc.)	3220	X	
4.	Increase and decrease in share capital or securities value	3230		X
5.	Issuance, redemption or cancellation of debt securities	3240		X
6.	Change in Directors or Board of Directors	3250	X	
7.	Amendments to the Company Bylaws	3260	X	
8.	Change of corporate form, mergers or demergers	3270		X
9.	Changes in the sector's institutional regularization with a significant effect on the economic or financial situation of the Company or Group	3280		X
10.	Lawsuits, litigation or disputes that may have a significant effect on the net worth position of the Company or Group	3290		X
11.	Bankruptcy, protection from creditors, etc.	3310		X
12.	Special agreements on total or partial limitation, assignment or waiver of voting and dividend rights of the Company shares	3320		X
13.	Strategic agreements with domestic or foreign groups (exchanges of cross-holdings, etc.)	3330		X
14.	Other significant events	3340	X	

(*) Mark the corresponding box with an X; if affirmative, include annex detailing the date of the notification to the CNMV and the SRBV.

Additional information about distributed dividends (interim, supplementary, etc.)

On 30 March 2007, the Shareholders' Meeting of Grupo Ferrovial, S.A. approved a supplementary dividend of 66 euro cent per share (92,574,730.38 euro) out of 2006 income, excluding own shares at the date of the Shareholders' Meeting. That dividend was paid on 16 May 2007.

On 25 October, the Board of Directors of Grupo Ferrovial, S.A. declared an interim dividend of 38 euro cent per share out of 2007 income. The dividend was paid on 15 November 2007.

XIII. ANNEX EXPLAINING SIGNIFICANT EVENTS

Remuneration plans

1. The Board of Directors approved the implementation of a remuneration plan for employees and executives of the companies in the group of which Grupo Ferrovial, S.A. is the parent company (with the exception of Cintra Infraestructuras de Transporte, S.A. and its subsidiaries) who have the status of executive or head of department or equivalent, comprising the payment of part of the 2006 remuneration in the form of shares of Grupo Ferrovial, S.A., with a maximum of 12,000 euro per person. This Plan was implemented, in practically identical terms, for the 2004 and 2005 remuneration, as disclosed to the CNMV.

2. On 25 October, the Board of Directors approved the implementation of a remuneration programme for executives and similar personal that do not belong to the Management Committee or report to delegate bodies of the Board of Directors, consisting of the delivery of at most 2,000,000 options on shares of Grupo Ferrovial, S.A., i.e. 1.43% of capital stock. Each option corresponds to one share and the strike price will be set on the basis of the share price, i.e. the arithmetic mean of the weighted share prices in the twenty stock market sessions prior to the date on which the options are granted. Beneficiaries must pay a premium per option, which will be determined on the basis of the option strike price that is finally set. The vesting period is three years and the exercise period is five years from the vesting date, provided that certain ratios of EBITDA to net productive assets are attained.

Completion of the sale of 100% of the subsidiary Ferrovial Inmobiliaria

3. The sale of 100% of Ferrovial Inmobiliaria, S.A. to Promociones Habitat, S.A. was completed in the agreed terms after authorisation had been obtained from the Spanish competition authorities. The deal included a commitment by Ferrovial to acquire 20% of Habitat, which holding is subject to a number of call and put options in the terms that were announced in the corresponding regulatory disclosure.

Annual corporate governance report

4. On 23 February, the Board of Directors approved the company's 2006 annual corporate governance report.

Sale of Sydney airport

5. Macquarie Airports exercised its call option on the stake that Ferrovial Aeropuertos S.A., a subsidiary of Ferrovial Infraestructuras S.A., which is in turn a subsidiary of Grupo Ferrovial S.A., owned in the company owning the rights to Sydney Airport, which amounted to 20.9% of capital.

Shareholders' Meeting

6. On 30 March, the Shareholders' Meeting approved, among others, the following resolutions:

- Approval of the financial statements and directors' report of Grupo Ferrovial, S.A. and its consolidated group for 2006.
- Allocation of 2006 income, including the distribution of a dividend of 1 euro per share, which, net of the interim dividend already paid, entails the payment of 66 euro cent per share, payable on 16 May 2007.
- Discharge of the Board of Directors from liability for 2006.
- Ratification of the appointment by co-optation of Ms. María del Pino y Calvo Sotelo.
- Reappointment of PriceWaterhouseCoopers Auditores, S.L. as auditors of the Company and its consolidated group for 2007.
- Amendment of the Bylaws, specifically of article 22 in connection with the composition of the Board of Directors and article 23 in connection with the classes of directors.
- Amendment of the Preamble and articles 5 and 22 of the Shareholders' Meeting Regulation, the latter two in connection with the powers of the Shareholders' Meeting and voting on motions and the casting of votes, respectively.
- Approval of a system of remuneration for members of the Board of Directors with executive functions and for senior executives, consisting of the payment of up to 12,000 euro of their variable remuneration in the form of shares of the Company.

Sale of Budapest airport.

7. BAA Plc (hereafter "BAA"), a subsidiary of Ferrovial Infraestructuras S.A., both subsidiaries of Grupo Ferrovial S.A., reached an agreement to sell, to a consortium led by Hochtief Airport GmbH, BAA's entire stake in the ordinary capital of Ferihegy airport in Budapest, namely 75% less one (1) share, for an enterprise value (price plus debt) 1.309 billion pounds sterling (equivalent to 1.924 billion euro).

Remuneration plans for BAA executives

8. The Board of Directors approved two remuneration plans for BAA executives that do not report to the Board of Directors of Grupo Ferrovial, S.A. or its delegated bodies, consisting of (1) a Stock Option Plan on shares of Grupo Ferrovial, S.A.; and (2) a Deferred Annual Bonus consisting of the voluntary investment by the executive of a percentage of his/her variable remuneration in shares of Grupo Ferrovial, S.A.; the shares will be delivered to the executive three years later with a number of additional shares which will depend on the attainment of targets. The features of the plan are practically identical to those of the plans disclosed to the CNMV on 3 November 2006.

Changes in the composition of the Board of Directors of Grupo Ferrovial

9. The Board of Directors accepted the resignation of Mr. Fernando del Pino y Calvo-Sotelo as a director of Grupo Ferrovial, S.A.

BAA communiqués about the recommendations of the UK Competition Commission (CC)

10. On 9 August, BAA issued a press release in response to the "Issues Statement" produced by the UK Competition Commission on that same date.

11. On 3 October, BAA and Airport Development and Investment Limited ("ADI"), the company owning 100% of BAA which is comprised of the members of the consortium made up of Ferrovial Infraestructuras, S.A., Caisse de dépôt et placement du Québec and GIC Special Investments Pte Ltd., issued a communiqué updating the information to the current bondholders of BAA on the plans to refinance its debt in the light of the recommendation by the UK Competition Commission ("CC") to the Airports Authority ("CAA") regarding the review of airport fees.

12. On 8 October, ADI and BAA issued a press release clarifying some points of the communiqué indicated under item 10 above.

Interim dividend

13. On 25 October, the Board of Directors declared an interim dividend for 2004 of 38 euro cent gross per share out of 2007 income.

Sale of stake in Australian airports.

14. BAA announced the sale of its subsidiary which owns all of the group's interests in six Australian airports for 775 million Australian dollars (340 million pounds sterling), equivalent to approximately 495 million euro.

Communiqué from BAA regarding Civil Aviation Authority (CAA) proposals

15. BAA issued a communiqué in response to the price control proposals from the Civil Aviation Authority (CAA).

This information was disclosed on 30 January; 20, 26 and 27 February; 30 March; 9 May; and 4 and 29 June; 9 August; 3, 8 and 26 October 2007; and 8 and 20 November 2007.

XIV. RELATED-PARTY TRANSACTIONS (34)

The information included in this section must be in accordance with Order EHA/3050/2004, dated 15 September, on information about related-party transactions (35) that must be supplied by companies that issue securities listed on official secondary markets, based on the instructions for completing this half-year report.

1. TRANSACTIONS WITH THE COMPANY'S SIGNIFICANT SHAREHOLDERS (36)

Code (37)	Description of transaction (37)	Aggregate/ Itemised (38)	Current/ Previous (39)	Amount (thousand euro)	Profit/Loss (40) (thousand euro)	Short term/ Long term (41)	Related party (42)
009	Provision of services	Itemised information	Current	18	23	Shor	Casa Grande de Cartagena, S.L.
009	Provision of services	Itemised information	Current	3,138	157	Shor	Controlling family group (Polan)
009	Provision of services	Itemised information	Current	180	55	Shor	Controlling family group (Polan)
009	Provision of services	Itemised information	Current	135	6	Shor	Controlling family group (Rafael del Pino y Moreno)
009	Provision of services	Itemised information	Current	315	39	Shor	Controlling family group (Fundación Rafael del Pino)
009	Provision of services	Aggregated information	Current	15	1	Shor	Several

Other factors (43)

Details of the transactions made in 2007 with significant shareholders, with members of the "controlling family group" (except those natural persons who are also Company Directors, whose information is stated in the following section) and with entities that have ownership links with the persons who belong to that "controlling family group".

In addition to those individual transactions, there were two minor transactions of scant importance with significant shareholders which consisted of providing minor construction and maintenance work at homes or headquarters of a non-material amount and duration and always on an arm's-length basis, the aggregate amount of which was 15 thousand euro, and which provided 0.01 thousand euro in profit.

According to the notification to the CNMV and to the Company itself on 8 November 2007, the "concerted family group" formed by Rafael del Pino y Moreno and his children, Maria, Rafael, Joaquín, Leopoldo and Fernando del Pino y Calvo-Sotelo, indirectly controlled, through Portman Baela, S.L., 58.316% of the capital stock of Grupo Ferrovial, S.A.
In related-party transactions that refer to receiving services, no profit/loss is recognised since it belongs to the company or person that provides the service.

All the transactions were made on an arm's-length basis in the ordinary course of the company's and group's business.

2. TRANSACTIONS WITH DIRECTORS AND EXECUTIVES OF THE COMPANY (36)

Code (37)	Description of transaction (37)	Aggregated/ Itemised (38)	Current/ Previous (39)	Amount (thousand euro)	Profit/ Loss (40) (thousand euro)	Short term/ Long term (41)	Related party (42)
001	Purchase of goods (finished or otherwise)	Itemised information	Current	-12	0	Short	Lafarge Asland
002	Sale of goods (finished or otherwise)	Itemised information	Current	6	0	Short	Faecorp
009	Provision of services	Itemised information	Current	38	39	Short	Lafarge Asland
009	Provision of services	Itemised information	Current	8	4	Short	Los Estanquillos
009	Provision of services	Itemised information	Current	28,25	28,254	Short	Banesto
009	Provision of services	Itemised information	Current	6,421	1,755	Short	Ericsson
009	Provision of services	Itemised information	Current	10	0	Short	Almirall Prodesfarm a, S.L.
009	Provision of services	Aggregated information	Current	10	21	Short	Several
010	Services received	Itemised information	Current	-70	0	Short	Asea Brown Boveri
010	Services received	Itemised information	Current	-8,43	0	Short	Banesto
010	Services received	Itemised information	Current	-2,26	0	Short	Aviva
010	Services received	Itemised information	Current	-	0	Short	Bankinter
010	Services received	Itemised information	Current	-10	0	Short	NH Hoteles
016	Finance agreements: loans	Itemised information	Current	-336,40	0	Short	Banesto
016	Finance agreements: loans	Itemised information	Current	-18,700	0	Short	Bankinter
018	Finance agreements: other (specify)	Itemised information	Current	-27,500	0	Short	Banesto
018	Finance agreements: other (specify)	Itemised information	Current	-55,900	0	Short	Bankinter
019	Interest paid	Itemised information	Current	4,261	4,261	Short	Banesto
019	Interest paid	Itemised information	Current	1,284	1,284	Short	Bankinter
020	Interest charged	Itemised information	Current	-22,934	0	Short	Banesto
020	Interest charged	Itemised information	Current	-82	0	Short	Bankinter
024	Guarantees and bonds	Itemised information	Current	-288,10	0	Short	Banesto
024	Guarantees and bonds	Itemised information	Current	-1,600	0	Short	Bankinter
026	Compensation	Aggregated information	Current	-5,51	0	Short	
026	Compensation	Aggregated information	Previous	-5,737	0	Short	
028	Pension plan contributions and life insurance	Aggregated information	Current	-2	0	Short	
029	Benefits to be offset with own financial instruments (stock option plans, convertible bonds, etc.)	Aggregated information	Current	-4,73	0	Short	

Other factors (43)

The transactions that were made in 2007 with Directors and Senior Management of the Company are listed in the table. Also disclosed are the transactions completed with Banesto, NH Hoteles, Bankinter, Ericsson, Lafarge Asland, Asea Brown Boveri and Aviva, in accordance with section 2 of Order EHA/3050/2004, since certain directors are, or were at some point in 2007, members of the Board of Directors of those companies.

In related-party transactions that refer to receiving services, no profit/loss is recognised since it belongs to the company or person that provides the service.

In paid commissions and interest, the full amount of the transaction is considered to be a profit since there are no directly-assigned costs.
All the transactions were made on an arm's-length basis in the ordinary course of the company's and group's business.

The remuneration amounts include aggregate data for the Board of Directors and senior management. For more detailed information, the financial statements and corporate governance report for 2007 provide itemised information about the bylaw-mandated remuneration for the Board of Directors and information about remuneration for executive directors and senior management, aggregated and itemised in both cases.

In the period, 1.965 million euro were contributed to the group savings insurance, of which the company is the policyholder and beneficiary, that was arranged to cover deferred remuneration recognised for seven senior executives, comprising extraordinary remuneration that will only be paid when certain circumstances arise, the details of which were already disclosed in the corporate governance report and financial statements for 2007.

In addition to those transactions, there were transactions with directors and senior managers, directly or through related parties, which totalled in 2007 108 thousand euro for minor work at homes and premises, the provision of facility assembly, repair and maintenance services, and the provision of waste collection services for a non-material amount and duration and always on an arm's-length basis. Those transactions generated a total income of 21 thousand euro.

3. TRANSACTIONS BETWEEN PERSONS AND COMPANIES BELONGING TO THE GROUP (36)

Code (37)	Description of transaction (37)	Aggregated/ Itemised (38)	Current/ Previous (39)	Amount (thousand euro)	Profit/ Loss (40) (thousand euro)	Short term/ Long term (41)	Related party (42)
009	Provision of services	Aggregated information	Current	229,20	8,476	Short	Certification infrastructure construction

Other factors (43)

4. TRANSACTIONS WITH OTHER RELATED PARTIES (36)

Code (37)	Description of transaction (37)	Aggregated/ Itemised (38)	Current/ Previous (39)	Amount (thousand euro)	Profit/ Loss (40) (thousand euro)	Short term/ Long term (41)	Related party (42)
033	Other (specify)	Aggregated information	Current	0	0	Short	-

Other factors (43)

Below are detailed the significant transactions between the companies that belong to Grupo Ferrovial which form part of the company's normal operations with regard to their purpose and conditions and have not been eliminated in consolidation.

The balances and transactions relating to construction work performed by the construction division for the infrastructure concession companies are not eliminated upon consolidation because those transactions are treated, at consolidated level, as construction contracts performed for third parties since the final owner of the work performed, from both an economic and legal standpoint, is the granting administration.

In 2007, Grupo Ferrovial's construction division billed those companies for the work performed, and for advances related to that work, a total of 451.595 million euro and recognised 229.206 million euro as revenue for that work.

In 2007, the income on those transactions that was not eliminated upon consolidation, which is attributable to Grupo Ferrovial's stake in the concession companies that received the services, amounted to 8.476 million euro, net of taxes and minority interests.


ferrovial

"Building long term value"

2007 FULL YEAR RESULTS

ferrovial



RAFAEL DEL PINO
Joined Ferrovial in 1982
Civil Engineer
MBA Sloan School MIT
Chairman since 2000

- **Highlights**
  - Business Units
  - 2007 Financial Results
  - Conclusions

Chairman, Rafael del Pino

Investor Relations Department - E-mail: ir@ferrovial.es – Tel: +34 91 586 27 30

Figures in million Euros

Key Figures

		2007	2006	VAR(%)
Profit & Loss				
GROWTH	Net revenues	14,630	12,355	+18.4%
	EBITDA	3,044	2,324	+31.0%
Backlog				
VISIBILITY	Construction	9,130	8,023	13.8%
	Services	9,726	8,629	12.7%
Balance sheet				
STRENGTH	Net consolidated debt	30,265	32,818	-7.8%
	Debt with recourse (*)	1,937	3,064	-36.8%

(*) Recourse to Ferrovial´s 62% stake in Cintra

Investor Relations Department · E-mail: ir@ferrovial.es – Tel: +34 91 586 27 30

Figures in million Euros

ferrovial

EBITDA

88%
Services & Infrastructures

Only **12%**
Cyclical activities

80%
International activities

Solid platform for future growth

2007 EBITDA breakdown


12%
3,044 Mn
88%
Construction
Services / Infrastructures

2007 EBITDA breakdown


3,044 Mn
Spain 20%
Other 6%
Rest EU 4%
U.S.A. & Canada
13%
57%
UK

Investor Relations Department - E-mail: ir@ferrovial.es – Tel: +34 91 586 27 30

Figures in million Euros

ferrovial

Balance sheet growth

Adding

LT quality assets...

...without increasing

balance sheet risk

Long term Assets


7,344
13,074
44,379
42,921
2004
2005
2006
2007

LT financial debt/ LT Assets


x 0,89
x 0,72
x 0,74
x 0,74
2004
2005
2006
2007

FER	2004	2005	2006	2007
Long term assets	7,344	13,074	44,379	42,921
Long term debt	6,501	9,442	32,708	31,634
Ratio	**x0.89**	**x0.72**	**x0.74**	**x0.74**

Investor Relations Department - E-mail: ir@ferrovial.es – Tel: +34 91 586 27 30 Figures in million Euros



JOAQUIN AYUSO
Joined Ferrovial in 1982
Civil Engineer
CEO since 2002

- Highlights
- **Business units**
- 2007 Financial Results
- Conclusions

CEO, Joaquin Ayuso

Investor Relations Department - E-mail: ir@ferrovial.es – Tel: +34 91 586 27 30 Figures in million Euros

Two different profiles, same company

EPS Oriented

- Non Capital Intensive
- Cash flow generation
- Positive net income

Focus on EPS

VALUE Oriented

- Capital Intensive
- Growing LT cash flow generation
- Short term negative net income

Focus on cash flow


CONSTRUCTION
TOLL ROADS
SERVICES
AIRPORTS

EBITDA

Growing contribution from services


433
822
323
75%
110
25%
43%
351
57%
471
'03
'07

CASH RETURNS FROM INFRA PROJECTS


X 5
59
121
152
136
161
251
319
'01
'02
'03
'04
'05
'06
'07

Investor Relations Department - E-mail: ir@ferrovial.es – Tel: +34 91 586 27 30

Figures in million Euros

Airports - BAA
World leader operator



Sales
26%



EBITDA
50%

ferrovial

VALUE Oriented

- Focus on **Quality service**
- Disposal of non strategic assets:
  - ✓ 2007: Budapest & Australian assets
  - ✓ 2008E: WDF & APP
- Restructuring provision: €107Mn
- Stock option plan provision: €56Mn
- March'08: T5 Opening

	Total	LHR	LGW	STN	Others
Sales	**3,822**	**1,807**	**596**	**352**	**1,067**
EBITDA	**1,543**	**813**	**222**	**166**	**341**
Margin %	**40.4%**	**45.0%**	**37.2%**	**47.3%**	**32.0%**
Traffic (Pax. Mn)	**155.7**	**67.9**	**35.2**	**23.8**	
Var 07-06%	*+2.0%*	*+0.8%*	*+3.2%*	*+0.3%*	

Potential: Capex program

Investor Relations Department - E-mail: ir@ferrovial.es – Tel: +34 91 586 27 30 Figures in million Euros

ferrovial

BAA: Major issues & Calendar

Tariff review - (2008 - 2013)

Mar. - CAA[1] issues price cap decision for Q5[2]
1st Apr. - New price controls take effect

Stansted - Tariff review

Apr. - CAA makes reference to CC [3]
Oct. - CC issues reports to CAA
Dec. - CAA issues final draft
Mar. - Final price decision
1st Apr. - New price control take effect

CC - Review of BAA

Mar. / Apr. - Emerging thinking published
Aug. / Sep. - Final report published
Oct. - Final remedies proposals published if no competition issues
Dec. - Final report published
Mar. 2009 - Statutory deadline

T5 Opening - 28 March 2008

Refinancing

(1) – Civil Aviation Authority *(3) – Competition Commission*
(2) – 5th quinquennium

2008 Accounting issues

- ***Lower sales (700) and EBITDA (150)***
  - ✓ *Due to disposal (Budapest, Australians airports, WDF & APP)*
- ***Higher depreciation: (350) Opening T5***
- ***Higher operating costs: (>150)***
- ***Higher Security costs (>150)***

- ***Negative Net result´08 impact (E): ≅ € 300 Mn***

\+

- *Potential* ***Industrial Building Allowance*** *(IBA) abolition:* ***Possible accounting impact*** *of €1.200 million lower profit*

Investor Relations Department - E-mail: ir@ferrovial.es – Tel: +34 91 586 27 30
Figures in million Euros

Toll roads & car parks (CINTRA)

World-wide presence



Sales
7%
EBITDA
23%

ferrovial

VALUE Oriented

- Double digit organic growth
- Share dividend 1x20
- Internal NAV 16.97 € per/share
- Growing cash return from projects
- Releverage potential 1.5-2.0 bn

Operating cash flow from Cintra Projects



52
111
98
81
86
166
252
Chicago Refinancing
239
269
'01
'02
'03
'04
'05
'06
'07

Financial Figures	2007	2006	Δ%
Revenues	1,024.7	884.7	+15.8%
EBITDA Homogeneous	694.0	580.7	+19.5%
Margin %	67.7%	65.6%	

*Ebitda is affected by the change in the calculation criteria.
In 2007 provisions are included in the operating expenses, before Ebitda. In 2006 were included after Ebitda

Operating Figures	2007	2006	Δ%
ETR 407 (VKT 000)	2,253	2,124	6.1%
Chicago Skyway	49,570	50,514	-1.9%
Indiana Toll Road	31,508	-	-
Autema	23,875	21,529	10.9%
Ausol I	21,482	20,772	3.4%
Ausol II	21,170	19,782	7.0%
Parking spaces	266,805	253,023	5.4%

Potential: Organic growth & project pipeline

Investor Relations Department - E-mail: ir@ferrovial.es – Tel: +34 91 586 27 30 Figures in million Euros

Diversified geographical portfolio


Sales
32%
EBITDA
15%

ferrovial

EPS Oriented

- Double digit backlog growth
- Profitability expansion
- Amey solid growth even with lower contribution from Tube Lines
- Swissport good performance only limited by Forex
- Domestic unit growing at double digit

	Total	Amey	Swissport	Others
Sales *Var 07-06*	4,619.0 +7.4%	1,998.5 +3.4%	1,149.7 +5.7	1,471 +14.9%
EBITDA Homogeneous *Var 07-06*	471.3 +13.0%	212.3 +12.1%	58.4 +3.2%	201 +17.4%
% EBITDA* / Sales *% EBITDA* / Sales 06*	10.2% 9.7%	10.6% 9.8%	5.1% 5.2%	13.6% 13.4%
EBIT *Var 07-06*	313.5 +14.6%	153.7 +13.4%	28.8 +10.0%	131.0 +17.1%
%EBIT / Sales *% EBIT / Sales 06*	6.8% 6.4%	7.7% 7.0%	2.5% 2.4%	8.9% 8.7%
Backlog *Var 07-06*	9,726 +12.7%	5,166 +3.9%	-	4,560 +24.8%

*Ebitda is affected by the change in the calculation criteria.
In 2007 provisions are included in the operating expenses, before Ebitda. In 2006 were included after Ebitda

Potential: Organic growth & Acquisitions


EBITDA
X 22
21
29
110
243
335
436
471
2001
2002
2003
2004
2005
2006
2007


Sales – Geographical breakdown
Domestic
32%
68%
International


Backlog
Urban & Maintenance
47%
53%
Amey

Investor Relations Department - E-mail: ir@ferrovial.es – Tel: +34 91 586 27 30

Figures in million Euros

Construction

Balancing domestic exposure



Sales
36%



EBITDA
12%

ferrovial

EPS Oriented

- Double digit backlog growth implies future growth
- Stable domestic activity
- Growing contribution from International contracts
    - Budimex & Webber highest ever backlog

	Total	budimex		Others
Sales *Var 07-06*	**5,202.1** *+1.1%*	**833.7** *+5.7%*	**311.5** *-3.3%*	**4,056.9** *+0.5%*
EBITDA Homogeneous* *Var 07-06*	**350.5** *-2.7%*	**15.7** *+75.1%*	**29.2** *-4.7%*	**305.6** *-4.7%*
% EBITDA* / Sales *% EBITDA* / Sales 06*	**6.7%** *7.0%*	**1.9%** *1.1%*	**9.4%** *9.5%*	**7.5%** *7.9%*
EBIT *Var 07-06*	**283.4** *+1.3*	**9.5** *+156.9%*	**15.3** *-10.6%*	**258.6** *-0.2%*
%EBIT / Sales *% EBIT / Sales 06*	**5.4%** *5.4%*	**1.1%** *0.5%*	**4.9%** *5.3%*	**6.4%** *6.4%*
Backlog *Var 07-06*	**9,130** *+13.8%*	**915** *+33.1%*	**566** *+12.2%*	**7,649** *+12.0%*

*Ebitda is affected by the change in the calculation criteria.
In 2007 provisions are included in the operating expenses, before Ebitda. In 2006 were included after Ebitda

Potential: Growing international contribution

International backlog



X 3
1,263
1,684
1,838
2,447
3,542
'03
'04
'05
'06
'07

Backlog



International
39%
61%
Domestic

Backlog



No residential
15%
Residential
14%
9%
Industrial
62%
Civil works

Investor Relations Department - E-mail: ir@ferrovial.es – Tel: +34 91 586 27 30

Figures in million Euros



NICOLAS VILLEN
Joined Ferrovial in 1993
Industrial Engineer
MBA Columbia University
MSc University of Florida

- Highlights
- Business Units
- **2007 Financial Results**
- Conclusions

CFO, Nicolás Villén

Investor Relations Department - E-mail: ir@ferrovial.es – Tel: +34 91 586 27 30 Figures in million Euros

Income statement 2007

	2007	2006	Δ%
Net Revenues	**14,630**	**12,355**	**18.4%**
EBITDA	**3,044**	**2,324**	**31.0%**
Depreciations	(1,133)	(865)	48.6%
EBIT	**1,911**	**1,459**	**+30.9%**
Financial Result	(1,902)	(1,233)	-54.3%
Equity accounted	-111	29	n.a.
Other Income	767	422	+81.6%
EARNING BEFORE TAXES	**666**	**678**	**-1.7%**
Discontinued Operations Result	-	873	-
Total Net Profit	**734**	**1,426**	**-48.5%**
Pro-Forma NET PROFIT	**362**	**323**	**+12.2%**

Investor Relations Department - E-mail: ir@ferrovial.es – Tel: +34 91 586 27 30

Figures in million Euros

ferrovial

Profit & Loss 2007

Items affecting comparison

Reported EBITDA	**3,044.0**
BAA restructuring provisions	106.8
Change in the calculation criteria	79.0
"EBITDA"	**3,229.8**
Net financial expenses	**1,901.5**
Stock options "provision"	125.8
"Clean Financials"	**1,775.7**
Habitat provision	35.0
Habitat Equity losses	125.0

472 Mn provisions

	2007	2006	VAR%
Net result	**733.7**	**1,425.7**	**-48.5**
Sydney capital gain	474.8		
Budapest capital gain	106.6		
Australian airports capital gain	20.1		
BAA tax rate change	123.8		
Habitat	-113.9		
Provision stock options	-46.2		
Change in roads depreciation criteria	22.9		
Bristol and Sydney		8.2	
Bristol disposal		221.1	
Real Estate disposal		873.4	
Europistas net result		3.2	
Europistas capital gain		103.1	
BAA (net result)	-101.8	-51.7	n.s.
FER Infra financial (BAA)	-115.1	-54.3	n.s.
Net result ex-perimeter and Non recurrent	**362.4**	**322.9**	**12.2**

Investor Relations Department - E-mail: ir@ferrovial.es – Tel: +34 91 586 27 30

Figures in million Euros

Profit & Loss 2007

Two different P&L profiles within Ferrovial...

FY '07	TOTAL		Construction & Services	Infrastructure projects	Others
Revenues	14,630	+ 18%	8,991	5,714	-75
EBITDA	3,044	+ 31%	721	2.331	- 8
Depreciations	-1,133	+ 49%	-192	-939	2
Financial results	-1,902	- 54%	-10	-1,820	-71
Current results (*)	10	n.s.	+ 519	- 428	- 81

Infrastructure Projects

Financial expenses & high depreciation dilute accounting results

(*) After financial results

Investor Relations Department - E-mail: ir@ferrovial.es – Tel: +34 91 586 27 30 Figures in million Euros

Balance sheet

... and two different Balance Sheet structures

FY '07	TOTAL	Construction & Services	Infrastructure projects	Others
Non current assets	**42,921**	**3,281**	**39,527**	111
Current assets	**7,571**	**6,090**	**2,661**	-1,181
Others	**1,096**	9	1,087	0
TOTAL ASSETS	**51,587**	**9,380**	**43,275**	**- 1,070**
Equity	**6,848**	1,408	4,802	638
Non-current liabilities	**36,301**	1,906	35,166	- 771
Current liabilities	**7,753**	6,019	2,671	- 938
Others	685	47	636	1
TOTAL LIABILITIES	**51,587**	**9,380**	**43,275**	**- 1,070**

Construction & Services	*No capital intensive, focus on working capital*
Infrastructure projects	*Long term assets and capital intensive*

Investor Relations Department - E-mail: ir@ferrovial.es – Tel: +34 91 586 27 30 Figures in million Euros

Consolidated Cash flow

FY '07	TOTAL	Construction & Services	Infrastructure projects	Others
EBITDA	**3,044**	**704**	**2,335**	**5**
Tax payment	-296	-108	-78	-110
Dividends	19	8	-189	201
Working capital	-74	-177	117	-13
Operating flow	**2,694**	**426**	**2,184**	**-83**
Investment flow	-3,484	-468	-2,595	-421
Divestment flow	4,068	5	2,355	1,708
Interest flow	-1,825	-1	-1,711	-114
Dividends & capital flow	-202	-212	22	-12
Forex	1,303	1	1,171	131
Net debt initial position	-32,818	712	-29,754	-3,776
Net debt final position	-30,265	464	-28,328	-2,401
Net debt variation	-2,553	248	-1,426	-1,375

€ 2.7 bn yearly Operating Cash Flow

95% invested in growth capex

Investor Relations Department - E-mail: ir@ferrovial.es – Tel: +34 91 586 27 30 Figures in million Euros

Operating cash flow ex-infrastructure projects

	Dec-07	Dec-06
Construction	178	174
Services	248	216
Car parks & Toll roads	269	239
Airports	50	12
Total	**745**	**641**
Others	-236	166
Total	**510**	**807**

- *Operating cash flow from businesses:* ***+ 16%***
- *Negative cash flow due to:*
  - *Tax payment on Real Estate disposal*
  - *Land acquisition in Poland*

Investor Relations Department - E-mail: ir@ferrovial.es – Tel: +34 91 586 27 30 Figures in million Euros

Net debt Position 2007

"Recourse debt"
€ 1.9 Bn
(2.2x EBITDA
Construction, Services & Dividends)

"Non- recourse debt"
€ 28.3 Bn

	Dec-07	Dec-06
Construction	-1,876	-1,892
Services	1,328	1,180
Holding - others	477	1,114
NDP Group ex-infrastructures (a)	72	403
Ferrovial Infraestructuras	2,182	2,843
Cintra S.A.	-173	-182
NDP Infrastructure holdings (b)	2,009	2,661
NDP ex infrastructure projects c = (a+b)	**1,937**	**3,064**
BAA	17,808	19,914
Other airports	28	31
Highways	8,743	8,253
Tubelines & other Amey's concessions	1,750	1,556
NDP infrastructure projects (d)	28,328	29,754
Net debt position (c+d)	**30,265**	**32,818**

NDP: Net debt position

Investor Relations Department - E-mail: ir@ferrovial.es – Tel: +34 91 586 27 30 Figures in million Euros

ferrovial

Net debt evolution



Recourse
Net debt '06
-3,064
510
Operating flow
Investment
-1,030
1,713
Divestment
Interest, dividends & Others
-151
85
Tube Line's loan
Net debt´07
-1,937



Non- recourse
Net Debt'06
-29,754
2,373
124
1,546
697
Operating flow
Investment
-758
-1,582
394
-2,734
2,355
2,318
37
Divestment
BAA debt reclassification
-430
-430
Interest
-400
-1,223
-84
-1,711
1,572
161
1,477
-66
Forex & Others
Net debt´07
-28,328
BAA
Toll roads
Services
Others

Investor Relations Department - E-mail: ir@ferrovial.es – Tel: +34 91 586 27 30

Figures in million Euros



RAFAEL DEL PINO
Joined Ferrovial in 1982
Civil Engineer
MBA Sloan School MIT
Chairman since 2000

- Highlights
- Business units
- 2007 Financial Results
- **Conclusions**

Chairman, Rafael del Pino

Investor Relations Department - E-mail: ir@ferrovial.es – Tel: +34 91 586 27 30 Figures in million Euros

ferrovial

Value creation chain

Past | Growth profile by **reinvesting Construction cash flows** into long term recurrent projects

Present | Short term dilution due to the **immature investments in infrastructure projects**

Future

Investment capacity guaranteed

By ***growing cash flow*** *generation*

from ***Services and Infrastructures***


Growing EBITDA
Growing Cash-flow
Investment Capacity

Value creation chain

Cash flow generation: 1997 - 2007

13.7bn investment in 10 years with 200m capital increase

SOURCES	
109	Initial Cash Position (1996)
7,232	**Total external sources**
195	FER Capital Increases (1999)
816	40% Cintra Sale (2001)
533	Cintra Capital increase + IPO (2004)
3,665	Divestments 1997-2007
2,023	Final debt position (2007)*
8,374	**Operating Cash flow**
15,715	**TOTAL**

* Debt with recourse to Ferrovial, excluding concession's debt

USES	
Gross Investment (1997-2007)	**13,726**
Land Acquisition (1997-2007)	2,392
Equity investment	11,334
Dividends - Interests - Taxes	**1,989**
TOTAL	**15,715**

Growth with no dilution

Investor Relations Department - E-mail: ir@ferrovial.es – Tel: +34 91 586 27 30

Figures in million Euros

FTSE4Good

Dow Jones
Sustainability Indexes
Member 2007/08



THANK YOU

INVESTOR RELATIONS DEPARTMENT
C/ Príncipe de Vergara, 135
28002 MADRID (Spain)
Tlf: +34 91 586 27 30
Fax: +34 91 586 28 69
e-mail: ir@ferrovial.es
website: www.ferrovial.com

Investor Relations Department - E-mail: ir@ferrovial.es – Tel: +34 91 586 27 30 Figures in million Euros

Like for like Ebitda comparison

EBITDA 2007 - Real figures

	dic-07	dic-06	Var%
TOTAL	dic-07	dic-06	Var%
EBITDA	3.044,0	2.324,3	31,0
EBITDA / Sales %	20,8%	18,8%	
Provisions		103,0	
Construction	dic-07	dic-06	Var%
EBITDA	351	424	-17,4
EBITDA / Sales %	6,7%	8,2%	
Provisions		64,1	
Budimex	dic-07	dic-06	Var%
EBITDA	15,7	17,3	-9,0
EBITDA / Sales %	1,9%	2,2%	
Provisions		8,3	
Webber	dic-07	dic-06	Var%
EBITDA	29,2	30,6	-4,7
EBITDA / Sales %	9,4%	9,5%	
Provisions		0,0	
Others	dic-07	dic-06	Var%
EBITDA	305,6	376,4	-18,8
EBITDA / Sales %	7,5%	9,3%	
Provisions		55,8	
Services	dic-07	dic-06	Var%
EBITDA	471	435	8,2
EBITDA / Sales %	10,2%	10,1%	
Provisions		18,4	
AMEY	dic-07	dic-06	Var%
EBITDA	212,3	197,7	7,4
EBITDA / Sales %	10,6%	10,2%	
Provisions		8,2	
Swissport	dic-07	dic-06	Var%
EBITDA	58,4	58,5	-0,2
EBITDA / Sales %	5,1%	5,4%	
Provisions		1,9	
Others	dic-07	dic-06	Var%
EBITDA	200,6	179,2	11,9
EBITDA / Sales %	13,6%	14,0%	
Provisions		8,3	
Toll roads & Car parks	dic-07	dic-06	Var%
EBITDA	694	593	17,0
EBITDA / Sales %	67,7%	67,0%	
Provisions		12,4	
Airports	dic-07	dic-06	Var%
EBITDA	1.535,8	868,0	76,9
EBITDA / Sales %	39,8%	42,4%	
Provisions		5,9	

EBITDA 2007 - Homogeneous

	dic-07	dic-06	Var%
TOTAL	dic-07	dic-06	Var%
EBITDA Homogeneous	3.044,0	2.221,3	37,0
EBITDA / Sales %	20,8%	18,0%	
Construction	dic-07	dic-06	Var%
EBITDA Homogeneous	351	360	-2,7
EBITDA / Sales %	6,7%	7,0%	
Budimex	dic-07	dic-06	Var%
EBITDA Homogeneous	15,7	9,0	75,1
EBITDA / Sales %	1,9%	1,1%	
Webber	dic-07	dic-06	Var%
EBITDA Homogeneous	29,2	30,6	-4,7
EBITDA / Sales %	9,4%	9,5%	
Others	dic-07	dic-06	Var%
EBITDA Homogeneous	305,6	320,6	-4,7
EBITDA / Sales %	7,5%	7,9%	
Services	dic-07	dic-06	Var%
EBITDA Homogeneous	471	417	13,0
EBITDA / Sales %	10,2%	9,7%	
AMEY	dic-07	dic-06	Var%
EBITDA Homogeneous	212,3	189,5	12,1
EBITDA / Sales %	10,6%	9,8%	
Swissport	dic-07	dic-06	Var%
EBITDA Homogeneous	58,4	56,6	3,2
EBITDA / Sales %	5,1%	5,2%	
Others	dic-07	dic-06	Var%
EBITDA Homogeneous	200,6	171,0	17,4
EBITDA / Sales %	13,6%	13,4%	
Toll roads & Car parks	dic-07	dic-06	Var%
EBITDA Homogeneous	694	581	19,5
EBITDA / Sales %	67,7%	65,6%	
Airports	dic-07	dic-06	Var%
EBITDA Homogeneous	1.535,8	862,1	78,2
EBITDA / Sales %	39,8%	42,1%	

EBITDA HOMOGENEOUS:

Ebitda is affected by change in the calculation criteria;

In 2007 provisions are included in the operating expenses, before Ebitda.

In 2006 were included after Ebitda.

This annex show like for like comparison (2007 criteria)

Investor Relations Department - E-mail: ir@ferrovial.es – Tel: +34 91 586 27 30

Figures in million Euros

BAA acquisition debt

	Initial	2007	Maturity	Cost / Step Up
Senior facility	4.720	**3.302**	04-2011	Initial: libor+100 bps ; **October 07:Libor+200bps,** Step up: **January 08, 12.5bps,** July 08 15bps, January 09 20bps, July 09 20bps
Subordinated facility	2.000	**1.947**	04-2011	**Libor+400bps** Step up: 75bps if senior rating < BB-
PIK	385	**456**	10 years	**13% until 2013** Step up: +100bps every year till a 16% maximum in 2015
Toggle note	600	**657**	Perpetual	**Libor + 690 bps** Step up: +100bps every year from the 20th year

Investor Relations Department - E-mail: ir@ferrovial.es – Tel: +34 91 586 27 30
Figures in million pounds

BAA – Cash flow & Debt movement

Cash flow	Mn Euros	£ Mn
Operating cash flow	**1.546**	**1.042**
Investment flow	-1.582	-1.066
Divestment flow	2.318	1.562
Net investment flow	**736**	**496**
Forex	1.625	
Other debt movements	-578	-389
Net interest paid	-1.223	-824
Change in net treasury position	-2.107	-325

Movement in gross debt	£ Mn
Gross debt at 31/12/06	**13.515**
Repayment of debt	-1.679
Increase in drawings- Senior capex facility	780
Increase in drawings- STG 200Mn term facility	200
Capitalised of PIK & Toggle interest	146
JV reclasified as Held for sale	-208
Forex impact	148
Accrued interest	292
Other	43
Gross debt at 31/12/07	**13.237**
Cash	140
Net debt	**13.097**

END